Exhibit 3.1

[NowRx, Inc. Letterhead]

September __, 2021

Pro Rata Rights Notice

TO THE HOLDERS OF SERIES B PREFERRED STOCK

OF NOWRX, INC.:

On behalf of the management and the Board of Directors of NowRx, Inc, a Delaware corporation (the “Company”), I wish to invite each of you, all of whom are holders of Series B Preferred Stock, to participate in our latest round of financing (the “Series C Financing”).

In connection with the Series C Financing, the Board of Directors of the Company has authorized the offer and sale of up to $75,000,000 in shares of Series C Preferred Stock. The shares of Series C Preferred Stock will be sold at a price of $10.85 per share. Pursuant to the terms of your existing investment agreements with the Company, you have the right to invest your Pro Rata Share (or potentially more if you so desire). The terms and conditions of the Series B Financing, information on your Pro Rata Share and instructions on how you may invest are set forth in full in the Offering Circular dated September __, 2021 and attached hereto as Exhibit A. You can complete the subscription process online at [www.seedinvest.com].

Very truly yours,

Cary Breese
Chief Executive Officer
NowRx, Inc.

EXHIBIT A

Offering Circular Date September __, 2021

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